EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TOGETHER WITH EDWARD D. JONES & CO., L.P.'S COMPLIANCE
REPORT AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-00759

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Edward D. Jones & Co. L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12555 Manchester Road
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Miedler	314-515-1843	andy.miedler@edwardjones.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers L.L.P.
(Name – if individual, state last, first, and middle name)

6 Cardinal Way Suite 1100	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Andrew Miedler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edward Jones & Co., L.P., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Andrew T. Miedler D5A0C24E91E2423...

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Management and the Partners of Edward D. Jones & Co., L.P.:

Opinion on the Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Edward D. Jones & Co., L.P. and its subsidiaries (collectively the "Partnership") as of December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2026

We have served as the Partnership's auditor since 2002.

PricewaterhouseCoopers LLP, 6 Cardinal Way, Suite 1100, St. Louis, Missouri 63102
T: (314) 206 8500, www.pwc.com/us

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

(Dollars in millions)

ASSETS:

Cash and cash equivalents	$	3,142
Cash and investments segregated under federal regulations		14,069
Securities purchased under agreements to resell		500
Receivables from:		
Clients		5,030
Mutual funds, insurance companies and other		480
Brokers, dealers and clearing organizations		455
Securities owned, at fair value:		
Investment securities		303
Inventory securities		45
Lease right-of-use assets		1,132
Fixed assets, at cost, net of accumulated depreciation and amortization		1,451
Other assets		1,418
TOTAL ASSETS	$	28,025

LIABILITIES AND PARTNERSHIP CAPITAL:

Payables to:		
Clients	$	17,799
Brokers, dealers and clearing organizations		42
Accrued compensation and employee benefits		3,518
Accounts payable, accrued expenses and other		1,964
Lease liabilities		1,176
TOTAL LIABILITIES		24,499
Commitments and contingencies (Notes 12 and 13)		
Partnership capital		3,526
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$	28,025

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(Dollars in millions)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P., a registered broker-dealer and investment adviser in the United States ("U.S."), and its subsidiaries (collectively, the "Partnership" or "Edward Jones"). The Jones Financial Companies, L.L.L.P. ("JFC") is the sole limited partner of the Partnership and directly and indirectly owns 100% of its capital. JFC's wholly-owned subsidiary, JFC Holding Company, Inc., owns 100% of EDJ Holding Company, Inc. ("EDH") which is the sole general partner of Edward Jones.

Edward Jones is a leading financial services and retail brokerage business which primarily serves individual investors in the U.S. The Partnership is committed to helping improve the financial wellness for tens of millions of long-term investors across the U.S. by providing comprehensive, personalized planning and professional advice. Edward Jones conducts business throughout the U.S. with its clients, various brokers, dealers, clearing organizations, depositories and banks. The Partnership primarily derives revenues from fees for providing investment advisory and other account services to its clients, fees for assets held by clients and commissions for the distribution of mutual fund shares and insurance products and the purchase or sale of securities.

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles, which require the use of certain estimates by management in determining assets and liabilities. Actual results could differ from these estimates. The Partnership evaluated subsequent events for recognition or disclosure through the date the Consolidated Statement of Financial Condition was issued and identified no matters requiring disclosure.

Fair Value

Substantially all of the Partnership's financial assets and financial liabilities are carried at fair value or at contracted amounts which approximate fair value given the short time to maturity.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, also known as the "exit price." Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The Partnership's financial assets and financial liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, with the related amount of subjectivity associated with the inputs to value these assets and liabilities at fair value for each level, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique which incorporates third-party pricing services and other relevant observable information (such as market interest rates, yield curves, prepayment risk and credit risk generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments. When third-party pricing services are used, the methods and assumptions used are reviewed by the Partnership.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the

measurement date. Consideration is given to the risk inherent in the valuation technique and the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2025.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations

Cash, investments and interest receivable related to the investments are segregated in special reserve bank accounts for the benefit of clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Fractional Shares

Clients may receive fractional share interests through Edward Jones' dividend reinvestment and dollar cost averaging programs. The Partnership records these fractional shares, which are considered encumbered assets, at fair value in other assets with associated liabilities in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition as Edward Jones must fulfill its clients' future fractional share redemptions. The liabilities are initially recorded at the dollar amount received from clients, but the Partnership makes an election to record the liabilities at fair value.

Securities Owned

Securities owned, primarily consisting of investment securities, are recorded on a trade-date basis at fair value which is determined by using quoted market or dealer prices. Investment securities are primarily held to generate income, assist in the management of firm liquidity or economically hedge future liabilities for the non-qualified deferred compensation plan explained below. Edward Jones also purchases and holds inventory securities for retail sales to its clients but does not trade those positions for the purpose of generating gains for its own account.

Fixed Assets

Fixed assets include software, buildings and leasehold improvements and equipment. Software includes purchased software licenses and internally developed software. Internally developed software consists of labor and consulting costs to develop and implement new software or modify existing software to improve functionality for Edward Jones' internal use. Software is depreciated using the straight-line method over its estimated useful life. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to seven years. The cost of significant enhancements is capitalized and depreciated once the asset is placed into service. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Non-qualified Deferred Compensation Plan

Edward Jones has a non-qualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability of $303 for the future payments due to financial advisors participating in the plan. As the future amounts due to financial advisors change in accordance with plan requirements, the change in future amounts owed to financial advisors is recorded as an increase or decrease in accrued compensation in the Consolidated Statement of Financial Condition. The Partnership has chosen to economically hedge this future liability by purchasing securities in an amount similar to the future liability expected to be due in accordance with the plan. These securities are included in investment securities in the Consolidated Statement of Financial Condition. Each period, the net impact of the change in future amounts owed to financial advisors in the plan and the change in value of the investment securities are approximately the same, resulting in minimal net impact to the Consolidated Statement of Financial Condition.

Retirement Transition Plans

Eligible retiring financial advisors are offered individually tailored retirement transition plans. Each retirement transition plan compensates a retiring financial advisor for successfully providing client transition services in accordance with a retirement and transition agreement. Generally, the retirement and transition agreement is for five years. During the first two years, the retiring financial advisor remains an employee and provides client transition services. The financial advisor retires at the end of year two and is subject to a non-compete agreement for three years. Most retiring financial advisors participating in a retirement transition plan are paid ratably over four years. As of December 31, 2025, $258 was accrued for future payments to financial advisors who have already started a retirement transition plan, approximately $134 of which is expected to be paid in 2026. Successor financial advisors receive reduced compensation for up to five years.

Lease Accounting

Edward Jones leases branch office space under numerous operating leases from non-affiliates and, to a lesser extent, financial advisors or their affiliates. Branch offices are generally leased for a term of five years and typically contain a renewal option. Renewal options are not included in the lease term if it is not reasonably certain Edward Jones will exercise the renewal option.

Edward Jones leases a significant portion of its home office space from EDJ Leasing Co., L.P. ("LEA"), a wholly-owned subsidiary of JFC, under terms of non-cancelable triple net leases with one-year lease terms. Intercompany home office leases qualify for the short-term lease exception. The Partnership elected to not recognize the lease right-of-use assets and lease liabilities for these short-term leases.

The Partnership recognizes lease liabilities for future lease payments and lease right-of-use assets for the right of use of an underlying asset within a contract. Current leases are all classified as operating leases. Lease right-of-use assets and lease liabilities are recognized in the Consolidated Statement of Financial Condition at commencement date and calculated as the present value of the sum of the remaining fixed lease payments over the lease term. Throughout the lease term, the lease right-of-use asset includes the impact from the timing of lease payments and straight-line rent expense. Edward Jones uses its incremental borrowing rate based on information available at lease commencement as leases do not contain a readily determinable implicit rate. The Partnership does not separate lease components (i.e., fixed payments including rent, real estate taxes and insurance costs) from non-lease components (i.e., common-area maintenance) and recognizes them as a single lease component. See Note 2 for additional information.

Income Taxes

The Partnership, as a pass-through entity for federal and state income tax purposes, does not incur income tax. Profits and losses are included in the income tax returns of EDH and JFC's general, subordinated limited and limited partners and profits interests holders. See Note 9.

Current Expected Credit Loss

The Partnership individually assesses the current expected credit loss for the assets below.

Receivables from Clients

Receivables from clients are primarily composed of margin loan balances. The value of securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition as the debtors have the right to redeem or substitute the collateral on short notice. Collateral held as of December 31, 2025 was $5,427 and was not repledged or sold. The Partnership considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by client investments held at Edward Jones.

To estimate expected credit losses on margin loans, the Partnership applies the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of collateral at the reporting date. Margin loans are limited to a fraction of the total value of the securities held in the client's account against those loans upon issuance in accordance with Financial Industry Regulatory Authority ("FINRA") rules. In the event of a decline in the market value of the securities in a margin account, Edward Jones requires the client to deposit additional securities or cash (or to sell a sufficient amount of securities) so that, at all times, the loan to the client is no greater than 65% of the value of the securities in the account, which is a more stringent maintenance requirement than FINRA Rule 4210. As such, Edward Jones reasonably expects the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the value of margin loans and, as a result, the Partnership considers credit risk related to these receivables to be minimal. The fair value of collateral was higher than the amortized cost basis for virtually all margin loans as of December 31, 2025, and the expected credit loss for those loans was zero for the period. In limited circumstances, a margin loan may become undercollateralized. When this occurs, the Partnership records a reserve for the undercollateralized portion of the loan, which was immaterial as of December 31, 2025.

Securities Purchased under Agreements to Resell

Edward Jones participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing and are carried at contractual cost with accrued interest in receivable from mutual funds, insurance companies and other within the Consolidated Statement of Financial Condition. The value of securities held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition as the debtors have the right to redeem or substitute the collateral on short notice. The fair value of the underlying collateral, plus accrued interest, must equal or exceed 102% of the carrying amount of the transaction. In the event the fair value of the collateral does not meet the contractual minimums, the counterparty is obligated to meet any shortfall promptly. It is the Partnership's policy to have such underlying resale agreement collateral delivered to Edward Jones or deposited in its accounts at its custodian banks. The fair value of the collateral related to these agreements was $510 as of December 31, 2025 and was not repledged or sold.

To estimate expected credit losses on the resale agreements, the Partnership applies the collateral maintenance practical expedient by comparing the amortized cost basis of the resale agreements with the fair value of collateral at the reporting date. The counterparties are all financial institutions Edward Jones considers to be reputable and reliable, and Edward Jones reasonably expects the counterparties will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the value of the resale agreements frequently or for an extended period of time. The expected credit loss was zero as of December 31, 2025.

Receivables from Revenue Contracts with Customers

The majority of the Partnership's receivables are collateralized financial assets, including advisory program fees, retirement fees and mutual fund and insurance service fees, because the fees are paid out of client accounts or third-party products consisting of cash and securities. Due to the size of the fees in relation to the value of the cash and securities in accounts or funds, the value of those accounts always exceeds the amortized cost basis of the receivables, resulting in a remote risk of loss. In addition, the receivables have a short duration, generally due within 30 to 90 days, and there is no historical evidence of market declines that would cause the fair value of those accounts to decline below the amortized cost of the receivables. The Partnership considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being undercollateralized or unpaid. The expected credit loss was zero as of December 31, 2025.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 2 – LEASES

For the year ended December 31, 2025, cash paid for amounts included in the measurement of operating lease liabilities was $353 and lease right-of-use assets obtained in exchange for new operating lease liabilities was $417. As of December 31, 2025, the weighted-average remaining lease term was five years, and the weighted-average discount rate was 4.4%. Additionally, the Partnership pays LEA for building operating expenses incurred.

The Partnership's future undiscounted cash outflows for operating leases as of December 31, 2025 are summarized below:

2026	$ 349
2027	299
2028	238
2029	168
2030	96
Thereafter	163
Total lease payments	1,313
Less: Interest	137
Total present value of lease liabilities	$ 1,176

While the rights and obligations for leases that have not yet commenced are not significant, Edward Jones regularly enters into new branch office leases.

NOTE 3 – RECEIVABLES

As of December 31, 2025 and December 31, 2024, $1,042 and $872, respectively, of the receivable from clients balance and $348 and $358, respectively, of the receivable from mutual funds, insurance companies and other balance is related to revenue contracts with customers.

NOTE 4 – PAYABLE TO CLIENTS

Payable to clients is composed of cash amounts held by Edward Jones due to clients. Substantially all amounts payable to clients are subject to withdrawal upon client request. Edward Jones pays interest, which was 0.25% as of December 31, 2025, on the vast majority of credit balances in client accounts.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 5 – FAIR VALUE

The following table shows the Partnership's financial assets and liabilities measured at fair value as of December 31, 2025:

	Level I	Level II	Level III	Total
Assets:				
Cash equivalents:				
Money market funds	$ 107	$ —	$ —	$ 107
Investments segregated under federal regulations:				
U.S. treasuries	$ 9,271	$ —	$ —	$ 9,271
Certificates of deposit	—	200	—	200
Total investments segregated under federal regulations	$ 9,271	$ 200	$ —	$ 9,471
Securities owned:				
Investment securities:				
Mutual funds[1]	$ 303	$ —	$ —	$ 303
Inventory securities:				
Municipal obligations	$ —	$ 23	$ —	$ 23
Equities	11	—	—	11
Certificates of deposit	—	6	—	6
Mutual funds	2	—	—	2
Corporate bonds and notes	—	2	—	2
Government and agency obligations	1	—	—	1
Total inventory securities	$ 14	$ 31	$ —	$ 45
Other assets:				
Client fractional share ownership assets	$ 1,078	$ —	$ —	$ 1,078
Liabilities:				
Accounts payable, accrued expenses and other:				
Client fractional share redemption obligations	$ 1,078	$ —	$ —	$ 1,078

(1) The mutual funds balance consists of securities held to economically hedge future liabilities for the non-qualified deferred compensation plan.

11

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 6 – FIXED ASSETS

The following table shows the Partnership's fixed assets as of December 31, 2025:

Software	$	1,486
Buildings and leasehold improvements		938
Equipment, furniture and fixtures		821
Fixed assets, at cost		3,245
Less: accumulated depreciation		1,275
Less: accumulated software amortization		519
Fixed assets, net	$	1,451

Edward Jones' weighted average amortization period for software was six years as of December 31, 2025.

The following table shows the expected future amortization of software, excluding $201 of capitalized software costs not yet placed in service that will be amortized in future periods as of December 31, 2025:

2026	$	214
2027		186
2028		154
2029		125
2030		48
Thereafter		39
Total	$	766

NOTE 7 – LINES OF CREDIT

In accordance with the terms of Edward Jones' and JFC's $500 committed revolving line of credit (the "2022 Credit Facility"), entered into in October 2022, Edward Jones is required to maintain a minimum tangible net worth of at least $1,349 and minimum regulatory net capital of at least 6% of aggregate debit items as calculated under the alternative method. The available credit line for Edward Jones is $500, which would be reduced by any outstanding borrowing by JFC. JFC has a $200 sublimit on the line of credit. Edward Jones has the ability to draw on various types of loans. The associated interest rate depends on the type of loan, duration of the loan and JFC's private credit rating. Contractual rates are based on an index rate plus the applicable spread. The 2022 Credit Facility is intended to provide short-term liquidity to Edward Jones should the need arise. As of December 31, 2025, Edward Jones and JFC were in compliance with all covenants related to the 2022 Credit Facility.

In addition, Edward Jones has multiple uncommitted secured lines of credit totaling $390 that are subject to change at the discretion of the banks. Edward Jones has an additional uncommitted line of credit where the amount and the associated collateral requirements are at the bank's discretion in the event of a borrowing. Based on credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future. Actual borrowing capacity on secured lines is based on availability of client margin securities or firm-owned securities, which would serve as collateral on loans in the event Edward Jones borrowed against these lines.

Edward Jones also has a $500 uncommitted unsecured line of credit agreement with JFC which does not have an expiration date. The interest rate is based on the contract and determined at the time of borrowing.

There were no amounts outstanding on the 2022 Credit Facility or the uncommitted lines of credit as of December 31, 2025. Edward Jones did not have any draws against these lines of credit during the year ended December 31, 2025, except for periodically testing draw procedures.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 8 – NET CAPITAL REQUIREMENTS

As a result of its activities as a U.S. broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Exchange Act and capital compliance rules of FINRA. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $0.25 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that Edward Jones' partnership capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the Securities and Exchange Commission ("SEC") and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

The following table shows the capital figures for Edward Jones as of December 31, 2025:

Net capital	$	1,042
Net capital in excess of the minimum required	$	963
Net capital as a percentage of aggregate debit items		26.4%
Net capital after anticipated capital withdrawals, as a percentage of aggregate debit items		9.5%

Net capital and the related capital percentages may fluctuate on a daily basis.

NOTE 9 – INCOME TAXES

The Partnership did not have any significant uncertain tax positions as of December 31, 2025 and is not aware of any tax positions that will significantly change during the next 12 months. An entity is generally subject to examination by the Internal Revenue Service ("IRS") and by various state and foreign taxing authorities in the jurisdictions in which it conducts business. Tax years prior to 2022 are generally no longer subject to examination by the IRS, state, local or foreign tax authorities.

NOTE 10 – EMPLOYEE BENEFIT PLANS

Edward Jones maintained a profit sharing and 401(k) plan covering all eligible U.S. employees and U.S. JFC general partners and service partners. Edward Jones contributed to the plan for the year ended December 31, 2025 in early 2026.

Edward Jones has a written agreement with JFC for the services of certain financial advisors who are service partners of JFC and not employees of Edward Jones. Pursuant to that agreement, Edward Jones makes payments to the service partners of JFC on JFC's behalf for those services provided. Edward Jones made additional contributions to the plan in early 2026, including applying mandatory profit sharing contributions that were withheld from service partners of JFC during the year ended December 31, 2025.

NOTE 11 – COMMITMENTS, GUARANTEES AND RISKS

As of December 31, 2025, the Partnership would be subject to termination fees of approximately $908 in the event Edward Jones terminated existing contractual commitments with certain vendors providing ongoing services primarily for information technology to support strategic initiatives, in addition to services for operations. As of December 31, 2025, Edward Jones made no such decision to terminate these services. Termination fees for contracts already in force will decrease over the corresponding contract periods, which generally expire within the next three to five years.

As of December 31, 2025, Edward Jones has a revolving line of credit available (see Note 7).

Edward Jones provides margin loans to its clients in accordance with Federal Reserve Board Regulation T and FINRA Rule 4210, under which loans are collateralized by securities in client accounts. Edward Jones monitors required margin levels and requires clients to deposit additional collateral or reduce positions to meet minimum collateral requirements (see Note 1).

Edward Jones' securities activities involve execution, settlement and financing of various securities transactions for clients. Edward Jones may be exposed to risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. Edward Jones has controls in place to ensure client activity is monitored and to mitigate the risk of clients' inability to meet their obligations to Edward Jones. Therefore, the Partnership considers its potential to make payments under these client transactions to be remote and accordingly, no liability has been recognized for these transactions.

Cash balances held at various major U.S. financial institutions, which typically exceed FDIC coverage limits, subject Edward Jones to a concentration of credit risk. Edward Jones regularly monitors the credit ratings of these financial institutions in order to help mitigate the credit risk that exists with the deposits in excess of insured amounts. Edward Jones has credit exposure to government and agency securities through its investments segregated under federal regulation and collateral held for resell agreements. Edward Jones' primary exposure on resell agreements is with the counterparty and Edward Jones would only have exposure to government and agency credit risk in the event of the counterparty's default on the resell agreements (see Note 1).

Edward Jones provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. Edward Jones' liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Partnership considers the likelihood that it will be required to make payments under these agreements to be remote. Accordingly, no liability has been recognized for these transactions.

NOTE 12 – CONTINGENCIES

In the normal course of its business, Edward Jones is involved, from time to time, in various legal and regulatory matters, including arbitrations, class actions, other litigation, and examinations, investigations and proceedings by governmental authorities, self-regulatory organizations and other regulators, which may result in losses. These matters include:

Gender and Race Discrimination Class Action. On March 9, 2022, Edward Jones and JFC were named as defendants in a lawsuit (*Dixon, et al. v. Edward D. Jones & Co., L.P., et al.*) filed in the U.S. District Court for the Eastern District of Missouri. The lawsuit was brought by a then-current financial advisor as a putative collective action alleging gender discrimination under the Fair Labor Standards Act, and by a former financial advisor as a putative class action alleging race discrimination under 42 U.S.C. § 1981. On April 25, 2022, the plaintiffs filed an amended complaint reasserting the original claims with modified allegations and adding claims under Title VII of the Civil Rights Act of 1964 ("Title VII") alleging race/national origin, gender, and sexual orientation discrimination on behalf of putative classes of financial advisors. The defendants filed a motion to dismiss on May 23, 2022, and on September 15, 2022, the court stayed further proceedings in the case pending a decision on the motion to dismiss. On March 31, 2023, the district court denied the motion to dismiss and lifted the stay of proceedings. Edward Jones and JFC filed an answer to the amended complaint on April 17, 2023. Discovery related to collective and class certification closed on June 20, 2025. The expert discovery phase closes on March 6, 2026. Edward Jones and JFC deny the allegations and intend to vigorously defend this lawsuit.

Home Office Gender Discrimination Class Action. Edward Jones and JFC were named as defendants in a lawsuit brought by a former employee (*Zigler v. Edward D. Jones & Co., L.P. et al.*) in the Northern District of Illinois. The initial complaint filed on September 1, 2022 alleged putative class and collective claims under the Equal Pay Act of 1963 ("EPA"), Title VII and Illinois state laws of gender-based wage discrimination against a subset of female home office associates whom the plaintiff described as "home office financial advisor[s]." The plaintiff amended the complaint on November 29, 2022, seeking to expand the putative collective and class definitions to include all female home office associates in any role. Edward Jones and JFC filed a motion to dismiss the amended complaint on January 6, 2023. In June 2023, the district court granted in part and denied in part the defendants' motion to dismiss, permitting the plaintiff's EPA claim and related state-law claim to proceed in connection with only one of the roles she held during her employment by the firm, limiting the plaintiff's Title VII claim and related state-law claim to a disparate treatment theory of liability as opposed to a disparate impact theory, and accepting the plaintiff's agreement to dismiss JFC from the case without prejudice. In May 2025, the district court granted plaintiff's motion to amend the complaint to reallege pay discrimination with regard to both roles plaintiff held during her employment

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

with the firm, as well as the previously dismissed Title VII disparate impact claim. Plaintiff's amended complaint maintains similar putative collective and class definitions to include all female home office associates in any role. On May 27, 2025, Edward Jones filed its answer and affirmative defenses to the amended complaint. Edward Jones also filed a motion to dismiss on personal jurisdiction grounds, and that motion remains pending. Phase I fact discovery closed on May 28, 2025. In June 2025, plaintiff filed a motion for sanctions, alleging a failure to produce ordered documents. On July 23, 2025, the district court granted plaintiff's motion. Edward Jones filed a motion for reconsideration which was granted on September 9, 2025. The expert discovery phase closes on June 5, 2026. Class certification and Summary Judgment briefs are scheduled for completion by September 25, 2026. Edward Jones denies the allegations and intends to vigorously defend this lawsuit.

In addition to these matters, the Partnership provides for probable losses that may arise related to other contingencies. The Partnership assesses its liabilities and contingencies utilizing available information. The Partnership accrues for losses for those matters where it is probable that the Partnership will incur a loss to the extent that the amount of such loss can be reasonably estimated. This liability represents the Partnership's estimate of the probable loss as of December 31, 2025, after considering, among other factors, the progress of each case, the Partnership's experience with other legal and regulatory matters and discussion with legal counsel and is believed to be sufficient. The aggregate accrued liability is recorded in accounts payable, accrued expenses and other on the Consolidated Statements of Financial Condition and may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of additional possible loss is up to $22 as of December 31, 2025. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as it was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established liabilities as of December 31, 2025 are adequate, and the liabilities arising from such matters will not have a material adverse effect on the Consolidated Statement of Financial Position. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future consolidated operating results for a particular period or periods.

NOTE 13 – RELATED PARTIES

Pursuant to a written administrative and management services agreement, Edward Jones paid for services of JFC general partners and for the interest expense of JFC limited partnership capital owned by current and former employees of Edward Jones.

Edward Jones has a signed agreement with JFC for a $500 line of credit with the intent to provide short-term liquidity should the need arise. See Note 7.

As of December 31, 2025, Edward Jones had declared distributions from partnership capital of $489. This amount is presented in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition.

Edward Jones leases a significant portion of its home office space from LEA. See Note 2 for the amount of rent and building operating expenses paid to LEA.

As of December 31, 2025, Edward Jones leases approximately 13% of its branch office space from its financial advisors or their affiliates. The associated lease right-of-use assets and lease liabilities included in the Consolidated Statement of Financial Condition were $155 and $158, respectively. These leases are executed and maintained in a similar manner as those entered into with third parties. See Note 2 for additional information about leases.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Trust services are offered to clients of Edward Jones through Edward Jones Trust Company ("Trust Co."), a wholly-owned subsidiary of JFC. Trust Co. earns certain revenues from clients and pays Edward Jones for operating expenses incurred and services provided on behalf of Trust Co. If Trust Co. does not achieve profitability, Edward Jones will reimburse Trust Co. for additional expenses in excess of gross revenue. Trust Co. was profitable during 2025.

Edward Jones (an Ontario limited partnership), a registered broker-dealer in Canada ("EJ Canada") is an indirect, wholly-owned subsidiary of JFC. EJ Canada pays Edward Jones for operating expenses and services provided on behalf of EJ Canada, and Edward Jones pays EJ Canada for certain support services provided on behalf of Edward Jones.

Olive Street Investment Advisers, LLC ("Olive Street"), a wholly-owned subsidiary of JFC, has primary responsibility for setting the overall investment strategies and selecting and managing sub-advisers of the Edward Jones Money Market Fund ("Money Market Fund") and Bridge Builder® Trust ("BB Trust"), subject to review and approval of the Money Market Fund's Board of Trustees and BB Trust's Board of Trustees, respectively. Olive Street provides investment advisory services to the Money Market Fund and the twelve sub-advised mutual funds comprising the BB Trust, which are offered solely to clients of Edward Jones. Olive Street has contractually agreed to reimburse fund operating expenses to the extent necessary to limit the annual operating expenses of the Money Market Fund. Edward Jones also has a signed service agreement to provide Olive Street with personnel and other resources needed to perform services to the Money Market Fund and the BB Trust.

Additionally, Edward Jones earns certain fees from the Money Market Fund, some or all of which may be voluntarily waived. In 2025, Edward Jones waived fees to limit the Money Market Fund's annual operating expenses.

Edward Jones Foundation ("Foundation") is a non-profit organization that supports national, regional, and local nonprofits to advance a range of community causes championed by Edward Jones, its affiliates and employees. Edward Jones is the sole contributor to the Foundation. Contributions are voluntary and at the discretion of Edward Jones each year.

Securities-based loans are offered to clients of Edward Jones in most states through Edward Jones SBL, LLC ("SBL"), which is indirectly wholly-owned by JFC through its subsidiary JFCL, LLC. SBL earns certain revenues from Edward Jones clients and pays Edward Jones for operating expenses incurred and services provided on behalf of SBL.

Certain affiliates maintain brokerage accounts with Edward Jones, and Edward Jones pays interest on cash balances in those accounts on a monthly basis. As of December 31, 2025, the cash balances totaled $163. This amount is presented in payable to clients in the Consolidated Statement of Financial Condition.

Edward Jones has written agreements with certain service partners of JFC creating joint venture entities designed as a compensation arrangement. The results of operations of these entities are included in the Consolidated Statement of Financial Condition of the Partnership. EDJ Insurance Company, Inc. ("Captive Insurance Company"), which is indirectly wholly-owned by JFC through its subsidiary JFC Holding Company, Inc., offers professional liability insurance to the joint venture entities. Edward Jones makes the insurance payments on behalf of the joint ventures to the Captive Insurance Company.

JFC issues Profits Interests to certain eligible associates of Edward Jones to enable them to further share in JFC's Net Income, as defined in JFC's Twenty-Third Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated November 5, 2025 (the "Partnership Agreement"). Profits Interests do not themselves require a capital investment but give the holder the right to allocations and distributions of JFC's Net Income. The amount of Net Income allocated to a Profits Interests holder is based on a bookkeeping measure expressed in terms of a notional U.S. dollar amount ("Notional Capital") held by such Profits Interests holder, which is tied to performance of services provided to Edward Jones. Profits Interests have no book value, are not redeemable for any value in the future, and expire upon the earlier of the redemption of the Profits Interests or at the end of their stated term. Profits Interests typically have a maximum three-calendar year term from the date of issuance. JFC granted and issued Profits Interests for no cash consideration on January 1, 2025, based upon a $196 Notional Capital amount for the 2025 calendar year. The Profits Interests are fully vested and participate in JFC's Net Income

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

allocations upon grant. Any future rights to allocations and distributions attributable to Profits Interests expire upon the earlier of the redemption of Profits Interests or at the end of their stated term. Profits Interests have zero fair value on the grant date. During 2025, $4 of Notional Capital was forfeited and $136 of Notional Capital terminated according to the terms of the Profits Interest holders respective subscription agreements.

In the normal course of business, partners of JFC and associates of Edward Jones use the same advisory and brokerage services of Edward Jones as unrelated third parties, with certain discounts on commissions and fees for certain services. Edward Jones has included balances arising from such transactions in the Consolidated Statement of Financial Condition on the same basis as other clients.

NOTE 14 – OFFSETTING ASSETS AND LIABILITIES

The Partnership does not offset financial instruments in the Consolidated Statement of Financial Condition. However, Edward Jones enters into master netting arrangements with counterparties for securities purchased under agreements to resell that are subject to net settlement in the event of default. These agreements create a right of offset for the amounts due to and due from the same counterparty in the event of default or bankruptcy.

The following table shows the securities purchased under agreements to resell as of December 31, 2025:

	Gross amounts of recognized assets	Gross amounts offset in the Consolidated Statements of Financial Condition	Net amounts presented in the Consolidated Statements of Financial Condition	Gross amounts not offset in the Consolidated Statements of Financial Condition		Net amount
				Financial instruments	Securities collateral	
$	500	$ -	500	—	(500)	$ —

NOTE 15 – SEGMENT INFORMATION

Edward Jones is the principal operating subsidiary of JFC and is included in the U.S business segment of JFC. The Partnership is a single operating segment and therefore a single reportable segment. The chief operating decision maker is the Chief Financial Officer ("CFO") of the Partnership who is also the CFO of JFC and a member of JFC's Enterprise Leadership Team, which is appointed by JFC's Managing Partner. The measurement of assets as evaluated by the CFO is reported as "Total assets" on the Consolidated Statement of Financial Condition.

Edward D. Jones & Co., L.P.'s Compliance Report

Edward D. Jones & Co., L.P. ("Edward Jones") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), Edward Jones states as follows:

(1) Edward Jones has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) Edward Jones' Internal Control Over Compliance was effective during the period January 1, 2025 to December 31, 2025;

(3) Edward Jones' Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2025;

(4) Edward Jones was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and

(5) The information Edward Jones used to state that Edward Jones was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of Edward Jones.

Edward D. Jones & Co., L.P.

I, Andrew T. Miedler, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: /s/ Andrew T. Miedler

Title: Chief Financial Officer

February 27, 2026



Report of Independent Registered Public Accounting Firm

To the Management of Edward D. Jones & Co., L.P.:

We have examined Edward D. Jones & Co., L.P.'s ("Edward Jones") assertions, included in the accompanying Edward D. Jones & Co., L.P.'s Compliance Report, that

(1) Edward Jones' internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2025 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) Edward Jones' internal control over compliance with the financial responsibility rules was effective as of December 31, 2025 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) Edward Jones was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2025, and

(4) the information used to assert that Edward Jones was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Edward Jones' books and records.

Edward Jones' management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Edward Jones with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of Edward Jones (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. Edward Jones' management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on Edward Jones' assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) Edward Jones' internal control over compliance with the financial responsibility rules was effective as of December 31, 2025 and during the year ended December 31, 2025, (2) Edward Jones complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025 was derived from Edward Jones' books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Edward Jones' compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Edward Jones' books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Edward D. Jones & Co., L.P.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Edward D. Jones & Co., L.P.'s assertions referred to above are fairly stated, in all material respects.

Pricewaterhouse Coopers LLP

February 27, 2026

PricewaterhouseCoopers LLP, 6 Cardinal Way, Suite 1100, St. Louis, Missouri 63102
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